UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GOLDBELT RESOURCES LTD.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

380755
(CUSIP Number)

MARCH 3, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	380755

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DUNDEE PRECIOUS METALS INC.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization:
Canada

Number of	5. Sole Voting Power	7,500,000(1) Common Shares
Shares
Beneficially	6. Shared Voting Power	0
Owned by
Each	7. Sole Dispositive Power	7,500,000(1) Common Shares
Reporting
Person With	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000(1) Common Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 20.5%(1)

12. Type of Reporting Person (See Instructions) CO

Page 2 of 5 pages

Item 1. (a) Name of Issuer
                  Goldbelt Resources Ltd.

Item 1. (b) Address of Issuer's Principal Executive Offices
                  130 King Street West, Suite 1800, The Exchange Tower, Toronto, Ontario, M5X 1E3

Item 2. (a) Name of Person Filing
                  Dundee Precious Metals Inc.

Item 2. (b) Address of Principal Business Office or, if none, Residence
                  Royal Bank Plaza, 200 Bay Street, Suite 3060, Toronto, Ontario, M5H 4A9

Item 2. (c) Citizenship
                  Canada

Item 2. (d) Title of Class of Securities
                  Common Stock

Item 2. (e) CUSIP Number
                  380755

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

__________________________________
(1) Includes 2,500,000 warrants to purchase common shares of Goldbelt Resources Ltd.

Page 3 of 5 pages

Item 4. Ownership.

(a) Amount beneficially owned:  See No. 9 above.
(b) Percent of class:  See No. 11 above.
(c) Number of shares as to which the person has:
                       (i) Sole power to vote or to direct the vote
                       (ii) Shared power to vote or to direct the vote
                       (iii) Sole power to dispose or to direct the disposition of
                       (iv) Shared power to dispose or to direct the disposition of
                             See Nos. 5-8 above.

Item 5. Ownership of Five Percent or Less of a Class
             Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             Not applicable.

Item 8. Identification and Classification of Members of the Group
             Not applicable

Item 9. Notice of Dissolution of Group
             Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2005
By:	(signed) Lori E. Beak
Lori E. Beak
Vice President & Secretary
Dundee Precious Metals Inc.

Page 5 of 5 pages